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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25


                        Commission File Number 1-10466


                          NOTIFICATION OF LATE FILING

(Check One) [] Form 10-K [] Form 20-F [] Form 11-K [X] Form 10-Q [] Form N-SAR

                 For Period Ended: June 30, 1996
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

St. Joe Corporation
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Full Name of Registrant

St. Joe Paper Company
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Former Name if Applicable

Suite 400, 1650 Prudential Drive
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Address of Principal Executive Office (STREET AND NUMBER)

Jacksonville, FL  32207
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)     The reasons described in reasonable detail in Part III of this
 ---             form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
 ---             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Company has been occupied with calculating the gains on sales of discontinued operations, including the impact of post-closing purchase price adjustments. Discontinued operations include the Company's communications segment, linerboard mill and container plants. Sales of the operations were completed during the second quarter. As a result, the Company was unable to complete the Form 10-Q process, including the preparation of management's discussion and analysis of financial condition and results of operations, by the due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             J. Malcolm Jones, Jr.           (904)              396-6600
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                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
          X  Yes       No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes      No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         No significant change is anticipated in the results of continuing operations. However, the gain on the sale of discontinued operations of approximately $90 million will be included in the earnings statement for the quarter, and earnings from discontinued operations will have declined from approximately $18 million in the second quarter of 1995 to a loss of approximately $8 million in the second quarter of 1996.

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                             St. Joe Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 14, 1996              By:  /s/ D. Michael Groos
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                                         Comptroller